SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

HAGUE CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

CUSIP No. 405184102

  (CUSIP Number)

David Skriloff
MKM Capital Advisors, LLC
644 Broadway, 4th Floor
New York, NY  10012

With Copies To:

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 8)

CUSIP No. 405184102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Opportunity Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	7,006,096*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH
10	SHARED DISPOSITIVE POWER

7,006,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,006,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% *
14	TYPE OF REPORTING PERSON

CO

*See Item 3 - Source and Amount of Funds or Other Consideration.

CUSIP No. 405184102	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM SP1, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	7,006,096*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

7,006,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,006,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99*
14	TYPE OF REPORTING PERSON

OO

*See Item 3 - Source and Amount of Funds or Other Consideration.

CUSIP No. 405184102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MKM Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	7,006,096*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

7,006,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,006,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99*
14	TYPE OF REPORTING PERSON

OO

*See Item 3 - Source and Amount of Funds or Other Consideration.

CUSIP No. 405184102	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

David Skriloff
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☒ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	7,006,096*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

7,006,096*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,006,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%*
14	TYPE OF REPORTING PERSON

IN

*See Item 3 - Source and Amount of Funds or Other Consideration.

Page 6 of 8 Pages

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value, of Hague Corporation, a Nevada Corporation (the "Issuer"). The principal offices of the Issuer are located at 1864 Portage Avenue, Winnipeg, Manitoba, R3J 0H2.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by MKM Opportunity Master Fund, Ltd. (“MKM Opportunity”), MKM SP1, LLC (“MKM SP1”), MKM Capital Advisors, LLC (“MKM Capital:”) and David Skriloff (MKM Opportunity, MKM SP1, MKM Capital and Skriloff collectively, the “Reporting Persons”).

MKM Opportunity, a Cayman Islands corporation, whose business address is c/o MKM Capital, 644 Broadway, 4th Floor, New York, NY 10012, is primarily engaged in the business of investments.

MKM SP1, a Delaware limited liability company, whose business address is c/o MKM Capital, 644 Broadway, 4th Floor, New York, NY 10012, is primarily engaged in the business of investments.

MKM Capital, a Delaware limited liability company, whose business address is 644 Broadway, 4th Floor, New York, NY 10012, is primarily engaged in the business of investments.

Skriloff', a United States citizen, has a business address at c/o MKM Capital, 644 Broadway, 4th Floor, New York, NY 10012.

MKM Capital Advisors serves as investment manager to MKM Opportunity and MKM SP1, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity and MKM SP1. David Skriloff is the managing member of MKM Capital and the portfolio manager of MKM Opportunity and MKM SP1, and, as such, may be deemed to hold an indirect beneficial interest in the shares of Common Stock that are directly beneficially owned by MKM Opportunity and MKM SP1. Each Reporting Person disclaims beneficial ownership of all securities other than those owned of record by such Reporting Person.

(d) and (e). During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Persons were or are the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 31, 2008, MKM Opportunity and MKM SP1 purchased in private transactions, 3,412,500 and 487,500 shares of Hague Corp. common stock, respectively, from a third party, in exchange for $29,166.66 and $4,166.67 of their working capital, respectively.

On November 4, 2008, MKM Opportunity and MKM SP1 entered into a securities purchase agreement (the “SPA”) with the Issuer for the purchase of (i) restricted shares of the Issuer’s common stock and (ii) certain convertible debentures (the “Debentures”). MKM Opportunity used $875,000 of its working capital to purchase an aggregate of 2,056,250 shares of the Issuer’s common stock and Debenture with a principal amount of $875,000, which is convertible into 3,280,840 shares of common stock. MKM SPI used $125,000 of its working capital to purchase an aggregate of 293,750 shares of the Issuer’s common stock and a Debenture with a principal amount of $125,000, which is convertible into 468,692 shares of common stock.

The Debentures include a limitation on conversion or exercise, which provides that at no time will MKM Opportunity or MKM SP1 be entitled to convert any portion of the Debentures that would result in the beneficial ownership by MKM Opportunity or MK SP1 of more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the "9.99% Limitation"). As such, but for the 9.99% Limitation, MKM Opportunity and MKM SP1 would be able to convert the Debentures for an aggregate total of 9,999,532 shares of Common Stock, including the shares of common stock owned by MKM Opportunity and MKM SP1 (or approximately 13.67% of the outstanding Common Stock as of this date). For purposes of determining the percentages reported in this Schedule 13G, the Reporting Persons utilized 69,375,000 shares as the Issuer's total number of outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 10, 2008).

For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Persons is 7,006,096 shares, which is the maximum number of shares of the Issuer's Common Stock beneficially owned by the Reporting Persons in accordance with the 9.99% Limitation.

Page 7 of 8 Pages

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Persons were issued for the purpose of acquiring an interest in the Issuer.  The Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Persons may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Pursuant to the SPA, MKM Opportunity has the right to appoint two members to the Issuer’s Board of Directors until such time as the Debentures are no longer outstanding, which does not constitute a majority of the Board of Directors of the Issuer. Such Directors shall not be affiliated with MKM Opportunity. In the occurrence of an event of default under the Debentures, the SPA or any other agreement executed in connection with the SPA, MKM Opportunity will have the right to appoint three members to the Board of Directors and another, non-affiliated investor will have the right to appoint two members to the Board of Directors and the size of the Board of Directors in such case shall not be greater than nine. Upon an event of default, the Directors appointed by MKM and the other investor need not be independent of such investors.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 7,006,096 shares of common stock of the Issuer, which represents 9.99% of the issued and outstanding shares of the Issuer. Please see Item 3 - Source and Amount of Funds or Other Consideration.

(b) The Reporting Persons have shared power to vote or dispose of 7,006,096 shares of common stock of the Issuer. Please see Item 3 - Source and Amount of Funds or Other Consideration.

(c) Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the SPA, Stephen Squires, the Chief Executive Officer of the Issuer, executed a Stock Pledge Agreement, pursuant to which Mr. Squires pledged 20 million shares of common stock of the Issuer. MKM Opportunity was appointed an attorney-in-fact on behalf of all the investors to act on the investor’s behalf if an event of default occurs.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MKM Opportunity Master Fund, Ltd.

November 14, 2008	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM SP1, LLC

November 14, 2008	By:	/s/ David Skriloff
Name: David Skriloff
Title: Portfolio Manager

MKM Capital Advisors, LLC

November 14, 2008	By:	/s/ David Skriloff
Name: David Skriloff
Title: Managing Member

DAVID SKRILOFF

November 14, 2008	By:	/s/ David Skriloff
Name: David Skriloff